


15005765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2015

John Chevedden
FISMA & OMB Memorandum M-07-16

Re: Pfizer Inc.
Incoming letter dated March 9, 2015

Dear Mr. Chevedden:

On December 22, 2014, we issued a letter expressing our informal view that Pfizer could exclude the shareholder proposal submitted to it by Kenneth Steiner from its proxy materials in reliance on rule 14a-8(i)(3). This is in response to your letter dated March 9, 2015 asking us to reconsider our position. We also have received a letter from Pfizer dated March 10, 2015, a copy of which was provided to you.

The Division endeavors to act upon a request for reconsideration within a reasonable time, giving due consideration to the demands of the management's schedule for printing its proxy materials. See Statement of Informal Procedures for the Rendering of Staff Advice with Respect to Shareholder Proposals, Exchange Act Release No. 34-12599 (July 7, 1976). Pfizer's March 10, 2015 letter states that the company has already begun printing its 2015 proxy materials and that any delay or change would result in significant cost and could threaten the timing of its delivery of proxy materials and holding of its annual meeting. We also note that your request was received 11 days after the staff issued the no-action letter upon which your reconsideration request is based. In light of these timing considerations, we deny the request for reconsideration.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

David R. Fredrickson
Chief Counsel

cc: Margaret M. Madden
Pfizer Inc.
margaret.m.madden@pfizer.com



Margaret M. Madden
Vice President and
Corporate Secretary
Chief Governance Counsel

Pfizer Inc.
235 East 42nd Street, New York, NY 10017
Tel +1 212 733 3451 Fax +1 646 563 9681
margaret.m.madden@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

March 10, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – Response to Request for Reconsideration of No-Action Letter Relating to Shareholder Proposal of Kenneth Steiner

Ladies and Gentlemen:

By letter dated December 22, 2014 (the "No-Action Letter"), the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") stated that it would not recommend enforcement action to the Commission if Pfizer Inc., a Delaware corporation ("Pfizer"), were to omit the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Kenneth Steiner, with John Chevedden and/or his designee authorized to act as Mr. Steiner's proxy (Messrs. Steiner and Chevedden are referred to collectively as the "Proponent"), from Pfizer's 2015 annual meeting proxy materials in reliance on Rule 14a-8(i)(3).

This letter is in response to the email to the Staff, dated March 9, 2015, submitted by the Proponent requesting that the Staff withdraw the No-Action Letter. A copy of this letter is also being sent to the Proponent.

I. The Proponent's Request for Reconsideration Is Not Timely and Printing the 2015 Proxy Materials Is Already Well Under Way

The No-Action Letter was issued by the Staff on December 22, 2014. The Proponent's request for reconsideration is dated March 9, 2015 – 77 days after the No-Action Letter was issued.

For the Rule 14a-8 no-action process to work effectively for companies, there must be a point in the process when it becomes too late for a proponent to seek reconsideration. The Staff and the Commission have a long history of being respectful of the practicalities of a company's schedule for printing and mailing proxy materials. *See* Statement of Informal Procedures for the Rendering of Staff Advice with Respect to Shareholder Proposals, Exchange Act Release No. 34-12599 (July 7, 1976) (Staff's action on requests for reconsideration "giv[e] due consideration to the demands of the management's schedule for printing its proxy materials" and requests for Commission review should be "received sufficiently far in advance of the scheduled printing date for management's definitive proxy materials to avoid a delay in the printing process"); *see also Wells Fargo & Co.* (May 22, 2014) (noting that the request for reconsideration was submitted after Wells Fargo had printed its definitive proxy materials and mailed them to shareholders).

Pfizer began printing its 2015 proxy materials on Saturday, March 7, 2015. Even though Pfizer avails itself of the Commission's "notice and access" rules, Pfizer prints approximately 500,000 copies of its proxy materials. Pfizer is planning to file its definitive proxy statement with the Commission on Thursday, March 12, 2015 and to commence mailing the proxy materials to Pfizer shareholders that same day. Pfizer's annual meeting is scheduled to take place on Thursday, April 23, 2015. Managing the logistics for an annual meeting for a company of Pfizer's size is complex and the location and other meeting arrangements must be set well in advance of the scheduled meeting date.

Hundreds of thousands of copies of Pfizer's 2015 proxy materials are in various stages of the printing and binding process as we submit this letter. Any requirement to "stop the presses" would result in an extraordinary waste of materials, would result in very significant expense to Pfizer and its shareholders and would impact Pfizer's ability to comply with the 40-day notice period required by Exchange Act Rule 14a-16 to use "notice and access," thereby imposing even greater printing and mailing costs. Moreover, any interruption in the printing process at this stage, which would clearly delay the distribution of proxy materials, could result in a delay in Pfizer's annual meeting, which would impose further expense on Pfizer and its shareholders and result in other logistical consequences.

Pfizer appreciates the unique circumstances presented by the Staff's "further reflection" referenced in the letter to *The Boeing Co.* (Feb. 26, 2015) (recon. denied March 4, 2015) attached to the Proponent's request for reconsideration. Nevertheless, Mr. Chevedden waited 11 days from receipt of that letter to submit his one sentence email to the Staff requesting reconsideration of the No-Action Letter. It would be inequitable to allow the Proponent's lack of urgency in seeking reconsideration to result in the significant expense and delay that would result from granting the request. Moreover, the precedent that would be set by granting the request for reconsideration would inject an extreme level of uncertainty for all participants in the Rule 14a-8 no-action process.

The Proponent has the ability to reintroduce the Proposal next year without jeopardizing Pfizer's 2015 printing and mailing schedule or the scheduled date of the 2015 annual meeting. In contrast, any reversal of the No-Action Letter at this late date would place an unnecessary and unreasonable burden on Pfizer.

Given the timing considerations described above, Pfizer respectfully requests that the Staff render its decision on an expedited basis. Should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-3451 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Margaret M. Madden

cc: John Chevedden

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, March 09, 2015 2:19 PM
To: shareholderproposals
Cc: Maggi Madden
Subject: Pfizer Inc.. (December 22, 2014) Update (PFE)
Attachments: CCE00000.pdf

Ladies and Gentlemen:
This is to respectfully request that this no-action relief relief be withdrawn based on page 2 of the attachment.
Sincerely,
John Chevedden
cc: Kenneth Steiner

This just in:
From: systemattendant@pfizer.com
Date: March 9, 2015 11:12:48 AM PDT
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Pfizer Inc.. (December 22, 2014) (PFE)

Hello.

Atiba Adams is no longer employed with Pfizer. Maggi Madden is Pfizer's Chief Governance Counsel, and Maggi may be reached at Margaret.M.Madden@pfizer.com or 212-733-3451.

If you are writing regarding another matter, please feel free to contact Hope Warrington at HopeA.Warrington@pfizer.com or 908-901-7103.

Thank you.

December 22, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pfizer Inc.
Incoming letter dated December 11, 2014

The proposal requests that the board adopt a policy that the chairman be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Pfizer, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Pfizer relies.

Sincerely,

Matt S. McNair
Special Counsel

February 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 17, 2014

The proposal requests that the board adopt a policy that the chairman shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship.

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(3). You have expressed your view that the proposal is vague and indefinite because it does not explain whether a director's stock ownership in accordance with the company's stock ownership guidelines is a permissible "financial connection." Although the staff has previously agreed that there is some basis for your view, upon further reflection, we are unable to conclude that the proposal, taken as a whole, is so vague or indefinite that it is rendered materially misleading. Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal. Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Matt S. McNair
Special Counsel